

June 18, 2013

<u>Via E-Mail</u>
Omer Mor
General Counsel
Radcom Ltd.
24 Raoul Wallenberg Street
Tel-Aviv 69719 Israel

Re: Radcom Ltd.
Registration Statement on Form F-3
Filed June 18, 2013
File No. 333-189111

Dear Mr. Mor:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Selling Shareholders, page 10</u>

1.   For Yelin Lapidot Provident Fund Management Ltd. and Straiton Investments Limited, please disclose the natural person or persons who have voting and dispositive power over the shares to be offered for resale. Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations. Also, please tell us whether any selling stockholder is a broker-dealer or an affiliate of a broker dealer. If any selling stockholder is an affiliate of a broker-dealer, please tell us the name of the broker-dealer and describe for us the nature of the affiliation. We may have additional comments.

<u>Undertakings, page 20</u>

2.   Please revise this section to include the undertaking required by Item 512(b) of Regulation S-K or advise why you believe the undertaking does not apply to your filing.

Exhibits, page 24

3.   It does not appear that you have ever filed Exhibits 2.1 and 2.2. Please file the exhibits with your amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions regarding these comments, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, me at (202) 551-3462. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via Email</u>
        Aaron M. Lampert, Esq.
        Goldfarb Seligman & Co., Law Offices